FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a replacement selling securityholder table to be included in the section of the prospectus titled "Selling Securityholders" originally filed with the U.S. Securities and Exchange Commission by Excel Maritime Carriers Ltd. (the "Company") on May 13, 2009 as part of a registration statement on Form F-3 (File No. 333-159213) (the "Registration Statement") that was declared effective on July 24, 2009.  This table replaces the table currently included in that section, as amended on August 18, 2009, and this Report on Form 6-K is hereby incorporated by reference into the Registration Statement.

Exhibit 1

Name	Aggregate Principal Amount of Notes at Maturity that May Be Sold	Ordinary Shares Registered Hereby(1)	Ordinary Shares Owned After Completion of the Offering
JMG Capital Partners, LP (2)	$13,000,000	146,511	—
Hollowbattle (3)	$12,800,000	144,258	—
Redbourn Partners Ltd. (4)	$11,600,000	130,734	—
Citadel Equity Fund, Ltd. (5)	$9,500,000	107,066	—
DBAG London (6)	$9,500,000	107,066	—
KBC Financial Products Cayman Islands, Ltd. (7)	$9,000,000	101,431	—
Vicis Capital Master Fund (8)	$9,000,000	101,431	—
Linden Capital LP (9)	$8,500,000	95,796	—
Wachovia Securities International Ltd. (10)	$7,300,000	82,272	—
Polygon Global Opportunities Master Fund (11)	$6,500,000	73,255	—
S.A.C. Arbitrage Fund, LLC (12)	$6,500,000	73,255	—
Highbridge International LLC (13)	$4,500,000	50,715	—
Deutsche Bank Securities Inc. (14)	$4,160,000	46,884	—
Advent Convertible Arbitrage Master (15)	$3,808,000	42,916	—
Bank of America Pension Plan (16)	$3,400,000	38,318	—
Chrysler LLC Master Retirement Trust / Palisade Fixed Income (17)	$3,200,000	36,064	—
Morgan Stanley & Co. Incorporated (18)	$3,000,000	33,810	98,111
AVK (Advent Claymore) Fund (19)	$2,000,000	22,540	—
Yawlfarer #1 (20)	$1,750,000	19,722	—
Equity Overlay Fund, LLC (21)	$1,450,000	16,341	—
Institutional Benchmark Series (Master Feeder) Ltd., in respect of Camden Convertible Arbitrage Series (22)	$1,250,000	14,087	—
John Deere Pension Plan (23)	$1,250,000	14,087	—
Yawlfarer #2 (24)	$1,050,000	11,833	—
DeepRock & Co. (25)	$1,000,000	11,270	—
Sunrise Partners LP (26)	$875,000	9,861	—
Florida Power and Light Group Employee Pension Plan / Palisade Fixed Income (27)	$800,000	9,016	—
Advent Global Opportunity Master Fund (28)	$707,000	7,968	—
Citigroup Pension Plan (29)	$500,000	5,635	—
HFR RVA Opportunity Master Trust (30)	$369,000	4,158	—
Xaraf Capital Master Fund LP (31)	$125,000	1,408	—
HFR CA Opportunity Master Trust (32)	$116,000	1,307	—

(1)
Assumes conversion of all of the holder's notes at the adjusted conversion rate of 11.2702 of our Class A common shares per $1,000 principal amount of notes. The initial conversion rate of 10.9529 of our Class A common shares per $1,000 principal amount of notes was adjusted as a consequence of the payment of dividends by us in 2008 as described under the sections titled "Description of the Notes—Conversion Rights" and "Description of the Notes—Make Whole Premium Upon a Fundamental Change." In addition, the amount of ordinary shares underlying the Class A common shares issuable upon conversion of the notes may increase further or decrease in the future.

(2)	The mailing address for JMG Capital Partners, LP is 11601 Wilshire Blvd, #2180, Los Angeles, CA 90025.
(3)	The mailing address for Hollowbattle is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(4)	The mailing address for Redbourn Partners Ltd. is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(5)	The mailing address for Citadel Equity Fund, Ltd. is 131 South Dearborn Street, Chicago, IL 60603.
(6)	The mailing address for DBAG London is 100 Plaza One, Second Floor, Jersey City, NJ 07311.
(7)	The mailing address for KBC Financial Products Cayman Islands, Ltd. is 140 East 45th Street, 33rd Floor, New York, NY 10017.
(8)	The mailing address for Vicis Capital Master Fund is c/o Vicis Capital LLC, 445 Park Avenue, 16th Floor, New York, NY 10022.
(9)	The mailing address for Linden Capital LP is 590 Madison Avenue, New York, NY 10022
(10)	The mailing address for Wachovia Securities International Ltd. is 1525 W Wt Harris Blvd, Charlotte, NC 28262.
(11)	The mailing address for Polygon Global Opportunities Master Fund is 399 Park Avenue, 22nd FL, New York, NY 10022.
(12)	The mailing address for S.A.C Arbitrage Fund, LLC is 72 Cummings Point Rd, Stamford, CT 06902.
(13)	The mailing address for Highbridge International LLC is 1350 Avenue of the Americas, New York, NY 10019.
(14)	The mailing address for Deutsche Bank Securities Inc. is 100 Plaza One, Second Floor, Jersey City, NJ 07311.
(15)	The mailing address for Advent Convertible Arbitrage Master is c/o Advent Capital Management, LLC, 1065 Avenue of the Americas, 31st Floor, New York, NY 10018.
(16)	The mailing address for Chrysler LLC Master Retirement Trust / Palisade Fixed Income is c/o Palisade Capital Management, LLC, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.
(17)	The mailing address for Bank of America Pension Plan is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(18)	The mailing address for Morgan Stanley & Co. Incorporated is 1221 Avenue of the Americas, 40th Floor, New York, NY 10017.
(19)	The mailing address for AVK (Advent Claymore) Fund is c/o Advent Capital Management, LLC, 1065 Avenue of the Americas, 31st Floor, New York, NY 10018.
(20)	The mailing address for Yawlfarer #1 is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(21)	The mailing address for Equity Overlay Fund, LLC is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(22)	The mailing address for Institutional Benchmark Series (Master Feeder) Ltd., in respect of Camden Convertible Arbitrage Series is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.

(23)	The mailing address for John Deere Pension Plan is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(24)	The mailing address for Yawlfarer #2 is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(25)	The mailing address for DeepRock & Co. is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(26)	The mailing address for Sunrise Partners LP is 2 American Lane, Greenwich, CT 06831.
(27)	The mailing address for Florida Power and Light Group Employee Pension Plan / Palisade Fixed Income is c/o Palisade Capital Management, LLC, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.
(28)	The mailing address for Advent Global Opportunity Master Fund is c/o Advent Capital Management, LLC, 1065 Avenue of the Americas, 31st Floor, New York, NY 10018.
(29)	The mailing address for Citigroup Pension Plan is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(30)	The mailing address for HFR RVA Opportunity Master Trust is c/o Advent Capital Management, LLC, 1065 Avenue of the Americas, 31st Floor, New York, NY 10018.
(31)	The mailing address for Xaraf Capital Master Fund LP is 2 American Lane, Greenwich, CT 06831.
(32)	The mailing address for HFR CA Opportunity Master Trust is c/o Advent Capital Management, LLC, 1065 Avenue of the Americas, 31st Floor, New York, NY 10018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By: /s/ Eleftherios Papatrifon
Eleftherios Papatrifon Chief Financial Officer

Dated: September 16, 2009

SK 02545 0001 1030262